Exhibit 99.1

Group 42 and Bradley Radoff Comment on VAALCO Third Quarter Earnings

Results Reflect Board’s Failure to Cut Costs and Undertake Disciplined Capital Spending

Group 42 and Bradley Radoff Intend to Solicit Consents to Bring Urgently Needed Change to VAALCO by Replacing Majority of the Board

NEW YORK, Nov 11, 2015 – Group 42, Inc. and Bradley Radoff (and related entities), together the beneficial owners of approximately 11.1% of the outstanding shares of VAALCO Energy, Inc. ("VAALCO" or the "Company") (NYSE: EGY), today issued the following statement regarding VAALCO’s third quarter earnings announcement:

“VAALCO’s third quarter results reveal the current Board’s continuing inability to cut costs and implement more disciplined capital spending. Despite an extremely challenging environment for commodity prices and industry wide cost cutting, VAALCO’s cash G&A expenses remain unacceptably high. The Company’s cash G&A for the three months ended September 30, 2015 grew 47.6% from the second quarter of 2015, increasing to $3.1 million from $2.1 million. Cash G&A for the nine months ended September 30, 2015 grew 6.3% versus the same period a year ago, increasing to $8.5 million from $8.0 million.

“The Company’s Capex for the three months ended September 30, 2015 was $31 million, an astounding amount relative to the Company’s revenues for the same quarter of only $17.5 million, as well as relative to its market capitalization. VAALCO has also once again increased its Capex guidance for 2015 from $83 to $86 million, an increase from guidance issued just three months ago of $70 to $80 million.

“It is clear to us that VAALCO’s Board of Directors has failed to implement the changes needed to succeed in this difficult environment, underscored by the approximately $285 million in market value the Company has lost over the last 12 months. Further, once again the Board has proven unable to properly manage financial reporting due to poor oversight and financial controls as the Company was required last week to postpone its previously announced date for the third quarter earnings release.

“It is time for a leadership change at VAALCO that can sustainably rein in the Company’s culture of overspending and poor corporate governance. That is why we have announced our intention to solicit consents from our fellow stockholders to replace four of the Company’s current members of the Board. In contrast to current directors and executives who are compensated with stock grants, director fees and compensation packages, our interests are fully aligned with those of all stockholders. We strongly believe that VAALCO sorely and urgently needs a Board reconstituted to include directors with the right qualifications, experience and incentives to effect meaningful improvements at VAALCO.”

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Please note that the biography for Pete Dickerson that was included in Group 42 and Bradley Radoff’s press release dated November 6, 2015 has been revised below to match the version included in the Preliminary Consent Statement filed by Group 42 and Bradley Radoff with the Securities and Exchange Commission:

Pete J. Dickerson, age 60, has served as an independent consultant, offering commercial and transactional advice in his capacity as a senior upstream oil and gas professional, since June 2015. Since April 2015 he has served as West Africa Consultant for Well Flow International, a company that provides technology-enabled wellbore cleanup tools, associated chemicals and well intervention and stimulation chemicals, and which is a subsidiary of Group 42, Inc. Prior to consulting for Well Flow, Mr. Dickerson served as Head of Commercial, Planning and Economics for Tullow Oil Plc. (“Tullow”), a leading independent oil exploration and production company, from February 2002 to June 2014. Mr. Dickerson was intimately involved in all of Tullow’s business development activities and played a key role in the organization’s dramatic growth. Mr. Dickerson also served on Tullow’s original Executive Committee, Senior Leadership and Crisis Management teams. Prior to joining Tullow, Mr. Dickerson joined Lovegrove and Associates, an upstream A&D advisory firm, in 1993, as manager and eventually director. During his time with Lovegrove and Associates, Mr. Dickerson was involved in over 100 projects for more than 40 clients in the upstream energy industry. The Canadian Imperial Bank of Commerce (“CIBC”) acquired Lovegrove and Associates in 1996. Mr. Dickerson continued to serve as Managing Director for CIBC in the oil & gas team and originated Tullow’s transformational acquisition of UK assets from BP. In 1985 Mr. Dickerson joined Sun International Exploration & Production Company (“Sun E&P”) as the Planning Manager for U.K. and Europe. Shortly thereafter, Dickerson assumed the role of Planning Manager for its entire International E&P Division. Before Sun E&P withdrew from international ventures, Mr. Dickerson took on the additional responsibility of managing the accounting function of the division. Mr. Dickerson began his career in 1978 as a Joint Venture Accountant for Gulf Oil Corporation (“Gulf Oil”) and held various positions at Gulf Oil through 1985, including Senior Financial Analyst. Mr. Dickerson holds a Bachelor of Science with Honours in Chemistry and Business Administration from Kingston University. The Group 42-BLR Group believes Mr. Dickerson’s upstream and exploration and production and direct West Africa focused expertise, as well as his extensive corporate strategy and governance experience, make him an ideal candidate for the Board.

About Group 42, Inc.:
Group 42 is a U.S.-based holding company that delivers innovative energy services to international and enterprise class customers around the globe. Through its subsidiaries and international joint ventures, it partners with other multinational energy companies that have expertise in applying technology-oriented solutions. Group 42 operates in North America, Asia Pacific, the Arabian Gulf, West Africa and the North Sea.

About Bradley L. Radoff:
Bradley L. Radoff is a private investor based in Houston, Texas.

Investor Contacts:
Jonathan Salzberger / Scott Winter
212-750-5833

Media Contacts:

Sloane & Company
Elliot Sloane, 212-446-1860
or Dan Zacchei, 212-446-1882

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Group 42, Inc. (“Group 42”), together with the other participants named herein (collectively, the “Group 42-BLR Group”), has made a preliminary filing with the Securities and Exchange Commission (“SEC”) of a consent statement and an accompanying consent card to be used to solicit consents from stockholders of VAALCO Energy, Inc., a Delaware corporation (“VAALCO” or the “Company”), for a number of proposals, the ultimate effect of which would be to remove four current members of the Board of Directors of VAALCO, and replace them with the Stockholder Group’s four highly qualified director nominees.

THE GROUP 42-BLR GROUP STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE CONSENT STATEMENT AND OTHER CONSENT MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  SUCH CONSENT MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV.  IN ADDITION, THE PARTICIPANTS IN THIS CONSENT SOLICITATION WILL PROVIDE COPIES OF THE CONSENT STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' CONSENT SOLICITOR.

Group 42, Inc., Paul A. Bell, BLR Partners LP (“BLR Partners”), BLRPart, LP (“BLRPart GP”), BLRGP Inc. (“BLRGP”), Fondren Management, LP (“Fondren Management”), FMLP Inc. (“FMLP”), The Radoff Family Foundation (“Radoff Foundation”), Bradley L. Radoff, Pete J. Dickerson, Michael Keane, and Joshua E. Schechter are participants in this solicitation.

As of the date hereof, Group 42 owned directly 2,499,692 shares of Common Stock.  Paul A. Bell, who serves on the board and as the President and Chief Executive Officer of Group 42, may be deemed to beneficially own the 2,499,692 shares owned by Group 42.  As of the date hereof, BLR Partners owned directly 1,951,095 shares of Common Stock.  BLRPart GP, as the general partner of BLR Partners, may be deemed to beneficially own the 1,951,095 shares owned by BLR Partners.  BLRGP, as the general partner of BLRPart GP, may be deemed to beneficially own the 1,951,095 shares owned by BLR Partners.  Fondren Management, as the investment manager of BLR Partners, may be deemed to beneficially own the 1,951,095 shares owned by BLR Partners.  FMLP, as the general partner of Fondren Management, may be deemed to beneficially own the 1,951,095 shares owned by BLR Partners.  As of the date hereof, the Radoff Foundation owned directly 85,000 shares of Common Stock.  As of the date hereof, Bradley L. Radoff owned directly 1,938,905 shares of Common Stock and, as the sole stockholder and sole director of each of BLRGP and FMLP and a director of Radoff Foundation, may be deemed to beneficially own the 1,951,095 shares owned by BLR Partners and the 85,000 shares owned by the Radoff Foundation.  As of the date hereof, none of Messrs. Dickerson, Keane or Schechter beneficially owned any shares of Common Stock.